

ANNUAL REPORT 2011






ecology and environment, inc.
Global Environmental Specialists



E & E played a key role in the development of El Paso Corporation's 680-mile (1,094-km) Ruby Natural Gas Pipeline which, through renewable energy credits, GHG allowances, and carbon offsets, is the nation's first carbon-neutral pipeline.

Working Together, Finding Solutions

Fiscal Year 2011 was a record-breaking one for Ecology and Environment, Inc. (E & E) with $169.2 million in revenues, an increase of $25.1 million from Fiscal Year (FY) 2010. Net income increased 63.5% to $1.65 per share, the highest ever. These increases in revenues and profits – despite the downturn in the economy and growing political uncertainty – is attributable to the Company's strategic growth in emerging global markets, our sound fiscal management, and the hard work of E & E's worldwide staff of over 1,000 dedicated environmental professionals. Our Board of Directors was pleased to reflect this year's record performance to shareholders by increasing our semi-annual dividend to $0.24 per share, the 50th consecutive dividend since the Company became public in 1987 that equaled or exceeded the previous dividend.

E & E is well positioned to address the growing global demand for environmental services because we have thought of our mission as a global one ever since we were founded in 1970. Over the last four decades, we have brought our technical expertise, our collaborative approach, and our comprehensive understanding of the natural environment to over 50,000 projects in 113 countries, working in nearly every ecosystem on our planet.

Out of an accelerated pace of global change and a growing sense of economic uncertainty comes a recognition that the global economy must shift in order to stabilize. As the world seeks solutions that will sustain global economic growth, there is a burgeoning understanding that true prosperity is inextricably tied to sustainable practices and resource management that increase not only GDP but also quality of life. E & E has been working with clients to provide global sustainable development since our founding. As the demand for leadership in sustainability grows, we look forward to providing long-term solutions to the planet's most pressing social, economic, and environmental challenges.



Kevin S. Neumaier, P.E.
President and Chief Executive Officer

Financial Highlights
(in thousands, except per share amounts)

	Fiscal year ending July 31				
	2011	2010	2009	2008	2007
Revenue	$169,173	$144,875	$146,887	$110,533	$102,496
Revenue less subcontract costs	$137,846	$113,806	$108,862	$ 94,699	$ 85,281
Net income attributable to Ecology and Environment, Inc.	$ 6,960	$ 4,258	$ 5,221	$ 1,834	$ 3,074
Net income per common share: basic and diluted	$ 1.65	$ 1.02	$ 1.27	$ 0.43	$ 0.72



E & E has printed on 100% recycled paper since 1971. The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured using biogas energy, printed with soy-based inks, and certified by FSC.

1	41	59	85
One Company Working Together, Finding Solutions	Years in Business	Global Offices	Professional Disciplines

RI/FS and Community Action Planning for Red Devil Mine Site
United States Department of the Interior, Bureau of Land Management (BLM), Alaska State Office
Red Devil, Alaska



Adirondack Park Carbon Offset Program
The Wild Center (Natural History Museum of the Adirondacks)
Adirondack Park, New York



Puget Sound Wave Energy Project
Columbia Power Technologies
Offshore Puget Sound, Washington



Environmental and Planning Services for AICUZ and RAICUZ Studies
Naval Facilities Engineering Command (NAVFAC), Atlantic Division
Continental United States and Caribbean



Environmental and Social Impact Assessment for 2-D Seismic Prospection and Stratigraphic Well Drilling in Blocks 128 and 122
Gran Tierra Energy
Loreto, Perú



Costanera Norte Toll Road
Inter-American Development Bank (IDB)
Santiago, Chile




E & E and Subsidiary Companies Project Experience

113	1,000+	50,000+	$169.2
Countries (Work Experience)	Dedicated Professionals	Projects	Million in Annual Revenues



Endangered Species Critical Habitat Assessments
Guinea Alumina Corporation (GAC)
Guinea, West Africa



North-South Natural Gas Pipeline
Millennium Challenge Corporation (MCC)
Republic of Georgia



Jiangmen Wen Chang Sha Wastewater Treatment Plant
Jiangmen Biyuan Wastewater Treatment Co. Ltd. (JBTWC), via China CNTC International Tendering Co.
Jiangmen, Guangdong Province, People's Republic of China



New Doha International Airport
Qatar Civil Aviation Authority, via Bechtel
Doha, Qatar



EIA for Cabinda South Onshore Block
Pluspetrol Angola Corporation (Sucursal Angola)
Cabinda, Angola



Bangladesh Petroleum Resource Management
Bangladesh Hydrocarbon Unit
Bangladesh



E & E President and CEO Kevin Neumaier, P.E., with E & E's Valerie Neilson and students from Liceo Industrial Chileno Aleman de Ñuñoa in Santiago, Chile. Chilean environmental leaders have made a commitment to have schools nation-wide conduct environmental projects and post them on Project Earth, an interactive online environmental education platform developed by E & E.

Leadership

E & E leads by example. For over 40 years, we have maintained an unwavering commitment to environmental sustainability, evidenced not only in our client services but also in our corporate culture. We do the right things for the right reasons – for our organization, our employees, our clients, our planet, and our shareholders.

In an industry where credibility is built one relationship and one project at a time, our commitment to technical excellence and open communication has served us well. Adherence to our core values has established E & E as a global leader and guided our growth through the past four decades. In FY 2011, we continued to lead the way, marking several "firsts" – projects and initiatives that are exciting, groundbreaking, and represent significant steps forward in global efforts to foster social, economic, and environmental sustainability.

For example, as lead consultant for the Ruby Natural Gas Pipeline, E & E played a key role in bringing the nation's first carbon neutral pipeline into service. The 680-mile (1,094-km) pipeline is a $3 billion investment, transporting natural gas reserves in the Rocky Mountain region to growing markets in the western United States. It addresses the growing domestic demand for natural gas and associated transportation infrastructure. To meet California regulators' concerns about greenhouse gas (GHG) emissions, project developers – in an unprecedented effort – are offsetting the project's anticipated 576,500 tons (523,000 metric tons) of carbon dioxide per year by purchasing renewable energy credits, GHG allowances, and carbon offsets, making Ruby the first carbon-neutral pipeline in the United States. At every project development stage, E & E met or surpassed the schedule requirements for the acquisition and approval of environmental permits.



Our leadership is also exhibited by E & E's work in bringing tomorrow's environmental leaders together through Project Earth, an interactive, online, environmental education platform that fosters global knowledge transfer by empowering students and teachers around the world to share their environmental projects with one another. We launched Project Earth in January 2010. To date, students from over 1,240 schools in nearly 80 countries have posted over 1,040 projects. In 2011, environmental leaders in Chile made a commitment to have every Chilean school post their environmental projects on Project Earth. With an expanding network of schools and outreach initiatives in Costa Rica, Russia, Morocco, Kuwait, and several others countries, Project Earth continues to foster global sustainability by bringing tomorrow's environmental leaders together today.



E & E is managing projects to evaluate and restore Areas of Concern throughout the Great Lakes. Under a multitask, multisite program, we are providing Great Lakes Restoration Initiative support to the USACE Buffalo District throughout its 38,000-square-mile (98,420 km^2) jurisdiction.

Innovation

E & E was built on innovation. Recognizing the need for a comprehensive, multidisciplinary approach to emerging environmental regulation in 1970, E & E's founders assembled smart, dedicated project teams to provide clients with science-based solutions that promote sustainable economic and human development with minimal negative environmental impact. Like many of E & E's early business practices, it represented a new and different approach that was ahead of its time.

Innovation continues to be a core value at E & E. We hire the best and brightest innovators in 85 scientific and engineering disciplines and we empower them to collaborate with one another and with our partners to explore creative, pioneering ways of meeting client needs, often exceeding client expectations. This approach has led to some truly groundbreaking work in FY 2011.

For the U.S. Army Corps of Engineers (USACE), we are providing basinwide support for the Great Lakes Restoration Initiative, the largest investment in the Great Lakes in two decades. E & E engineers and scientists are working collaboratively with the USEPA's Great Lakes National Program Office, as well as with nonprofit agencies and nonfederal sponsors, to develop innovative remedial designs including habitat restoration along with long-term planning, to improve overall watershed quality.

Our Brazilian subsidiary, E & E do Brasil, recently launched an innovative, mobile floating laboratory on the Madeira River, Porto Velho area, in Rondônia. The new laboratory was designed for Santo Antônio Energias' Limnological Monitoring Program and is part of the larger environmental plan for the construction of the Santo Antônio Hydroelectric Power Plant. The laboratory will travel on the Madeira River in the area of the Santo Antônio Hydro Power Project monitoring physical, chemical, and biological variables that characterize the quality of the water in the region. Water temperature, electrical conductivity, dissolved oxygen, hydrogenion potential (pH), and turbidity will be permanently monitored and transmitted back to the power plant via cell phone.


FORT ★ HOOD

Under three separate contracts with the USACE Fort Worth District, E & E is providing cost-effective, responsive, military master planning, sustainability, and energy conservation services to help Fort Hood planners and engineers respond to the need for long-range planning and dynamic facility requirements at one of the world's largest U.S. Army installations. We developed the Comprehensive Army Master Planning System (CAMPS) based on our close, collaborative work with Fort Hood's planning staff. CAMPS is a custom-tailored, Web-based, decision support and visualization tool that provides Fort Hood with the ability to model future facility utilization through the use of smart analytical capabilities and the latest in geographic information system (GIS) and information technology (IT).



At E & E, we work closely with clients and stakeholders to meet project objectives.

Excellence

We expect a lot of ourselves at E & E, guided by a set of core values including hard work, technical expertise, integrity, professionalism, open communication, and a dedication to science. These fundamentals come together in an unwavering commitment to excellence in everything we do and in each project we undertake. Over the course of 41 years, we have been recognized by our peers, our clients, and our industry for the groundbreaking work we do. FY 2011 was no exception.

We were recognized by the Federal Planning Division of the American Planning Association with an Environmental Planning Excellence Award for our groundbreaking work on the Eldorado-Ivanpah Transmission Project. The project will help California meet aggressive renewable portfolio standards and connect the recently approved Ivanpah Solar Electric Generating System, among other renewable projects, to California's energy grid. On a fast-track permitting schedule, we worked with the California Public Utilities Commission and the Bureau of Land Management to develop the Proponent's Environmental Assessment Streamlining Approach, a pioneering process that sets the standard for efficient and thorough environmental review through teamwork, innovation, and initiative. By emphasizing advanced coordination, proactive stakeholder engagement, and agency consultation, the process allowed for early identification of key issues and led to their timely resolution, preventing potential permitting roadblocks.



Winner
APA
Planning Award
Category
Environmental Planning Excellence
Eldorado-Ivanpah Transmission Project (EITP)
Bureau of Land Management (Needles Field Office)

Also in FY 2011, together with project partners the New York State Energy Research and Development Authority (NYSERDA) and Seneca Cayuga Arc, E & E was awarded the "Project of the Year" for Flex-T® by the Intelligent Transportation Society of New York (ITS-NY). As an integrated component of our leading alternative transportation solution, GreenRide®, Flex-T enables easy coordination and consolidation of transportation systems to allow for real-time ride scheduling and sharing. Flex-T development was co-funded through a competitive award from NYSERDA to design a transportation solution which reduces energy consumption and promotes job growth in New York State.

GreenRide®, and Flex-T® are registered E & E service marks.



In a joint effort with E & E do Brasil's Rio de Janeiro office and HSE-AP, its local partner in Angola, E & E is conducting socioeconomic field surveys at communities in Cabinda, Angola as part of the environmental impact assessment (EIA) for Pluspetrol Angola's Cabinda South Onshore Block Production Phase Project.

Vision

The world is becoming increasingly interconnected. At E & E, we inherently understand the interdependence of the world's natural environment. That fundamental understanding is the core of our commitment to social, economic, and environmental sustainability. We bring that insight to our business decision-making as well. Over the past four decades, we have established ourselves globally, proudly working on over 50,000 projects in 113 countries. In doing so, we are well positioned to recognize global challenges, new opportunities, and emerging markets.

Growing demand for renewable energy resources, for example, has changed the way energy is generated and created opportunities for energy developers in every corner of the globe. Capturing these new opportunities requires more than a working knowledge of the energy industry; it involves a deep understanding of regional environmental concerns and standards, geopolitical and cultural influences, governmental energy initiatives, local permitting requirements, and other factors that impact project success. This year, at the request of Chile's Environmental Ministry, E & E and our Chilean subsidiary, Gestion Ambiental Consultores (GAC), sponsored a solar development seminar in Santiago. Chile has a wealth of natural energy resources and is embracing renewable energy through legislation and other governmental initiatives intended to stimulate new development. The purpose of the seminar was to help the government start a dialogue with potential solar developers by presenting information about the solar development process and current initiatives.

E & E is a preferred provider to the telecommunications industry. We are working to address the global demand for social communication networks by helping Alcatel-Lucent Submarine Networks bring needed infrastructure to Brazil as preparations ramp up for the 2014 World Cup and 2016 Olympics. E & E and its Brazilian subsidiary, E & E do Brasil, are obtaining all of the environmental licenses to install the fiber optic cable system required for the increased bandwidth for these events — covering Rio de Janeiro, Salvador, Bahia, and Fortaleza, Brazil. In addition to Brazil, the system will also be landing in Colombia, Mexico, Dominican Republic, and Guatemala. The $340-million Alcatel-Lucent project will complete 9,323 miles (17,000 km) of connectivity, with a proposed project route anticipated to traverse territorial waters in 11 countries. E & E is slated to provide all purchaser permitting; environmental assessment/permitting support; acquisitions support; marine and terrestrial operational permit support; permit feasibility studies; and oil, gas, mining, and other seabed stakeholder interactions.



Furthermore, for Alcatel-Lucent, we are providing all environmental permitting and marine concession acquisition in the Magellan Straights between Chile and Argentina. The site is 5 degrees from the Antarctic, providing new challenges for us with the frigid environment, whale migration, and landings occupied by penguins.

Looking forward, our robust capabilities and bold leadership in providing environmental sustainability services has led to exciting opportunities to work with government consortia and national companies on truly ground-breaking, large-scale, sustainability planning initiatives, including green cities.



Our team has collectively worked on more than 380 wind energy projects in the U.S. and around the world. We have helped our clients successfully develop wind projects capable of producing 3,953 megawatts of environmentally safe, renewable electricity.

Some Words from Our Chairman

Some Words from Our Chairman

As the pace of global change accelerates, the world faces unprecedented economic, social, and environmental challenges. Emerging from this period of uncertainty is a growing global understanding that the protection of our environment and the conservation of our natural resources are inextricably linked to sustainable growth and long-term prosperity.

We have worked in 113 countries and see, in our daily work, the need for a more holistic, sustainable approach to global economic development. As the demand for comprehensive environmental services grows, we are well-positioned to offer innovative, forward-thinking solutions – as evidenced by E & E's record-breaking business performance in FY 2011.

By carefully incorporating ecological, health, social, and economic considerations into our business planning and decision-making processes, we continually strive to balance the interest of the present with the interests of future generations.

E & E's long-term commitment to sustainable environmental management continues to provide our clients with innovative solutions and our shareholders with a respectable return on their investment.



Gerhard J. Neumaier,
Chairman



Selected Consolidated Financial Data

	Year ended July 31,				
	2011	2010	2009	2008	2007
	(In thousands, except share and per share amounts)				
Operating data:					
Revenues	$ 169,173	$ 144,098	$ 146,081	$ 110,533	$ 102,496
Income from operations	12,386	9,893	9,445	5,593	5,310
Income from continuing operations before income taxes	12,755	10,459	9,450	5,554	5,720
Net income attributable to Ecology and Environment, Inc.	6,960	4,258	5,221	1,834	3,074
Net income per common share: basic and diluted	$ 1.65	$ 1.02	$ 1.27	$ 0.43	$ 0.72
Cash dividends declared per common share: basic and diluted	0.46	0.42	0.39	0.36	0.34
Weighted average common shares outstanding: basic and diluted	4,222,688	4,160,816	4,115,921	4,259,663	4,281,431

	Year ended July 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
Balance sheet data:					
Working capital	$ 41,979	$ 38,950	$ 36,142	$ 36,871	$ 34,313
Total assets	94,268	79,959	77,808	75,602	71,206
Long-term debt and capital lease obligations	2,138	1,695	815	1,860	718
Ecology and Environment, Inc. shareholders' equity	50,034	44,864	41,051	39,254	40,913
Book value per share: basic and diluted	$ 11.85	$ 10.78	$ 9.97	$ 9.22	$ 9.56

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities provided $1.0 million of cash during fiscal year 2011. This was attributable to the reported $8.1 million in net income, and increases in accounts payable, accrued payroll costs, billings in excess of revenue and other accrued liabilities. Billings in excess of revenue increased $3.4 million during fiscal year 2011 mainly attributable to increased revenue and slow payment on contracts with organizations in the Middle East and contracts at the majority owned subsidiary E & E do Brasil. Accounts payable increased $.8 million during fiscal year 2011 attributable to increased work levels at the Company's majority owned subsidiaries Gestion Ambiental Consultores (GAC) and E & E do Brasil. Accrued payroll costs increased $1.5 million during fiscal year 2011 mainly due to increased bonus accrual. Other accrued liabilities increased $1.1 million during fiscal year 2011. Offsetting these changes was an increase in contract receivables. Contract receivables increased $18.3 million during fiscal year 2011 due to increased receivables from contracts in the Middle East and Africa, the formation of Ecology and Environment, Inc.'s ("E & E" or the "Company") majority owned subsidiary ECSI, LLC during the first quarter of the current fiscal year, the increased work levels at GAC and E & E do Brasil.

Investment activities consumed $2.8 million of cash during fiscal year 2011 mainly attributable to the Company's acquisition of $.6 million of noncontrolling interests, the Company's $1.1 million ($.8 million net) purchase of ECSI and the purchases of property, building and equipment of $2.5 million during fiscal year 2011. Offsetting these was an increase in equipment payable of $1.0 million due to the purchase of a new business software package by the Company.

Financing activities consumed $4.1 million of cash during fiscal year 2011. The Company paid dividends in the amount of $1.8 million of which approximately $.9 million was accrued as of July 31, 2010. Distributions to noncontrolling interests during fiscal year 2011 were approximately $.8 million. Under the Company's Stock Repurchase Program, the Company repurchased stock in the amount $1.3 million during fiscal year 2011. Net cash outflow on long-term debt and capital lease obligations was $.1 million due mainly to the payment of $.5 million on a loan at Ecology and Environment, Inc. (Parent Company). The Company maintains an unsecured line of credit available for working capital and letters of credit of $20.5 million at interest rates ranging from 3% to 5% at July 31, 2011. Other lines are available solely for letters of credit in the amount of $13.5 million.

The Company guarantees the line of credit of Walsh. Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2011 and July 31, 2010 the Company had letters of credit outstanding totaling approximately $4.1 million and $4.9 million, respectively. After letters of credit and loans, there was $29.9 million of availability under the lines of credit at July 31, 2011. The Company believes that cash flows from operations and borrowings against the lines of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Revenue

Year to Date and Fourth Quarter 2011 vs 2010

Revenue for fiscal year 2011 was $169.2 million, an increase of $25.1 million from the $144.1 million reported for fiscal year 2010 mainly attributable to increases at the Parent Company, ECSI and GAC. Revenue at the Parent Company was $99.5 million for fiscal year 2011, an increase of $15.3 million or 18% from the $84.2 million reported in the prior year. This increase was attributable to work performed on contracts in the Company's commercial and international sectors offset by decreases in work in the federal government and state sectors. Revenues from the Parent Company's commercial sector were $48.5 million for fiscal year 2011, up $16.5 million from the $32.0 million reported in fiscal year 2010 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international sector increased $5.2 million over the prior year mainly attributable to increased activity in the Middle East and Africa. Revenues from the Parent Company's federal government sector were $26.6 million for fiscal year 2011, a decrease of $.6 million from the $27.2 million reported in the prior year mainly attributable to decreased activity in contracts with the United States Department of Defense

(DoD). Revenues from the Parent Company's state sector were $14.7 million for fiscal year 2011, down $5.8 million from the $20.5 million reported in fiscal year 2010. The decrease in state revenues was mainly attributable to decreased activity in Texas, Florida and California due to the state budgetary constraints. The inclusion of ECSI, formed in August 2010, contributed revenue of $5.2 million for fiscal year 2011. GAC, the Company's Chilean subsidiary, reported revenue of $8.1 million during fiscal year 2011, an increase of $4.3 million or 113% from the $3.8 million reported in fiscal year 2010 due to increased work in mining and extractive industries. E & E do Brasil reported revenue of $11.7 million for fiscal year 2011, an increase of $1.2 million or 11% from the $10.5 million reported in the prior year. The increase in revenue at E & E do Brasil was associated with increased work on contracts in the energy market. The Company's majority owned subsidiary Walsh Environmental reported revenues of $39.2 million for fiscal year 2011, a decrease of $2.9 million or 7% from the $42.1 million reported in fiscal year 2010 mainly attributable to the completion of work associated with a redevelopment project and a decrease in work in the energy market.

E & E reported revenue of $44.2 million for the fourth quarter, an increase of $3.5 million from the $40.7 million reported in the fourth quarter of the prior year. Revenue at the Parent Company was $26.7 million during the fourth quarter of fiscal year 2011, an increase of $1.4 million attributable to work performed on contracts in the Company's domestic energy market. Revenues from the Parent Company's commercial sector were $13.3 million for the fourth quarter of fiscal year 2011, an increase of $1.4 million from the $11.9 million reported in the fourth quarter of fiscal year 2010 attributable to increased activity in the domestic energy market. The inclusion of ECSI contributed revenue of $1.2 million for the fourth quarter of fiscal year 2011. GAC reported revenue of $2.4 million during the fourth quarter of fiscal year 2011, an increase of $1.3 million or 118% from the $1.1 million reported in the prior year.

Year to Date and Fourth Quarter 2010 vs 2009

Revenue for fiscal year 2010 was $144.1 million, a decrease of $2.0 million from the $146.1 million reported for fiscal year 2009 mainly attributable to decreases at the Parent Company and Walsh. Revenue at the Parent Company was $84.2 million for fiscal year 2010, a decrease of $3.8 million or 4% from the $88.0 million reported in the prior year. This decrease was attributable to work performed on contracts in the Company's federal government and state sectors offset by increases in work in the energy and international sectors.

Revenues from the Parent Company's federal government sector were $27.2 million for fiscal year 2010, a decrease of $6.2 million from the $33.4 million reported in the prior year mainly attributable to decreased activity in contracts with the United States Department of Defense (DoD). Revenues from the Parent Company's state sector were $20.5 million for fiscal year 2010, down $4.1 million from the $24.6 million reported in fiscal year 2009. The decrease in state revenues was mainly attributable to decreased activity in Washington, New York and Florida due to the state budgetary constraints. Revenues from the Parent Company's commercial sector were $32.0 million for fiscal year 2010, up $2.0 million from the $30.0 million reported in fiscal year 2009 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international sector increased $4.5 million over the prior year mainly attributable to increased activity in the Middle East, Africa and China. Walsh reported revenues of $42.1 million for fiscal year 2010, a decrease of $3.5 million or 8% from the $45.6 million reported in fiscal year 2009 mainly attributable to the completion of work associated with a redevelopment project. E & E do Brasil reported revenue of $10.5 million for fiscal year 2010, an increase of $2.8 million or 36% from the $7.7 million reported in the prior year. The increase in revenue at E & E do Brasil was associated with increased work on contracts in the energy market.

E & E reported revenue of $40.7 million for the fourth quarter, comparable to the $40.9 million reported in the fourth quarter of the prior year. Revenue at the Parent Company was $25.3 million during the fourth quarter of fiscal year 2010, an increase of $1.5 million attributable to work performed on contracts in the Company's domestic energy market and international sector offset by decreases in work in the federal government and state sectors. Revenues from the Parent Company's commercial sector were $11.9 million for the fourth quarter of fiscal year 2010, an increase of $3.3 million from the $8.6 million reported in the fourth quarter of fiscal year 2009 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international sector were $1.8 million for the fourth quarter of fiscal year 2010, an increase of $1.5 million over the fourth quarter of the prior year. The increase in international revenues was mainly attributable to increased activity in the Middle East and Africa. Revenues from the Parent Company's federal government sector were $6.8 million for the fourth quarter of fiscal year 2010, a decrease of $1.3 million from the $8.1 million reported in the prior year mainly attributable to decreased activity with DoD contracts. Revenues from the Parent Company's state sector were $4.7 million for fourth quarter of fiscal year 2010, down $2.1 million from the $6.8 million reported in the fourth quarter of fiscal year 2009. The decrease in state revenues was mainly attributable to decreased activity in Illinois, California and New York. Walsh reported revenues of $10.2 million for the fourth quarter of 2010, a decrease of $3.0 million or 23% from the $13.2 million reported in the fourth quarter of fiscal year 2009 mainly attributable to the completion of work associated with a redevelopment project.

Income Before Income Taxes

Year to Date and Fourth Quarter 2011 vs 2010

The Company's income before income taxes was $12.8 million for fiscal year 2011, an increase of $2.3 million from the $10.5 million reported in fiscal year 2010. Revenue less subcontract costs were $137.8 million, an increase of $24.0 million or 21% from the $113.8 million reported in the prior year. Gross profits (revenue less cost of professional services, other direct operating expenses and subcontract costs) increased $7.7 million during fiscal year 2011. The gross margin percentage for fiscal year 2011 was 42%, down from the 44% reported for fiscal year 2010 due mainly to increased field work on large projects in the energy markets. Income from operations for fiscal year 2011 was $12.4 million, up 25% from the $9.9 million reported in fiscal year 2010. These increases were mainly attributable to the increased energy market work. Indirect costs fell as a percent of revenue from 36% in fiscal year 2010 to 34% in fiscal year 2011. The Company recorded a sale of land during the first quarter of fiscal year 2010 for a gain of $809,000 ($453,000 after tax) which positively impacted earnings by $.11 per share compared to a $290,000 ($94,000 after tax and noncontrolling interest) gain on the sale of the assets of the Jordanian Fish Farm (AMARACO) in current fiscal year which impacted earning by $.02 per share. The Company recognized a net foreign exchange gain of $.3 million for fiscal year 2011.

The Company's income before income taxes was $3.0 million for the fourth quarter of fiscal year 2011, a decrease of $1.2 million from the $4.2 million reported in the fourth quarter of fiscal year 2010. Revenue less subcontract costs for the fourth quarter of fiscal year 2011 was $35.3 million, an increase of $2.5 million from the $32.8 million reported in the prior year. Gross profits decreased slightly during the fourth quarter of fiscal year 2011. Income from operations for the fourth quarter of fiscal year 2011 was $3.0 million, down 29% from the $4.2 million reported in fourth quarter of fiscal year 2010. Consolidated indirect costs for the fourth quarter of fiscal year 2011 were $14.7 million, an increase of $1.0 million from the $13.7 million reported in the fourth quarter of fiscal year 2010 attributable to the formation of ECSI and excess staffing and other indirect operating expenses at E & E do Brasil. The Company recognized a net foreign exchange gain of $.1 million for the fourth quarter of fiscal year 2011.

Year to Date and Fourth Quarter 2010 vs 2009

The Company's income before income taxes was $10.5 million for fiscal year 2010, an increase of $1.0 million from the $9.5 million reported in fiscal year 2009. The majority of the increase is attributed to a gain on the sale of land. During the first quarter of fiscal year 2010, the Company recorded a sale of 16.5 acres of land at its Walden Avenue facility in Lancaster, New York for the sum of approximately $959,000 plus closing costs. This sale resulted in a gain of approximately $809,000 ($453,000 after tax) which positively impacted earnings by $.11 per share. Gross profits increased $5.7 million during fiscal year 2010. The gross margin percentage for fiscal year 2010 was 44%, up from the 40% reported for fiscal year 2009. The increase in gross margin percentage was attributable to a significant decrease in subcontract costs throughout the Company. Subcontract costs were $30.3 million for fiscal year 2010, a decrease of 19% from the $37.2 million reported in the prior year. Gross margin as a percentage of revenue less subcontract costs was 56% for fiscal year 2010, a slight increase from the 54% reported in fiscal year 2009. The increased gross profits were offset by higher indirect costs in fiscal year 2010. Indirect costs were $52.6 million for fiscal year 2010, an increase of $5.2 million from the $47.4 million reported in the fiscal year 2009 attributable to increased staffing levels and business development and proposal costs worldwide. The Company reached settlements with Kuwait and the federal government during fiscal year 2009. The Company settled the Kuwait tax dispute and the related accrual for uncertain tax position charges and reserved the $925,000 balance of receivables on the Middle East contracts which resulted in a net gain of approximately $.24 per share.

Additionally, the Company derecognized reserves related to federal government contracts of $562,000 ($410,000 after tax) that positively impacted the Company's earnings by $.10 per share.

The Company's income before income taxes was $4.2 million for the fourth quarter of fiscal year 2010, an increase of $1.6 million from the $2.6 million reported in the fourth quarter of fiscal year 2009. Gross profits increased $2.0 million during the fourth quarter of fiscal year 2010. The gross margin percentage for the fourth quarter of fiscal year 2010 was 45%, up from the 40% reported for the fourth quarter of fiscal year 2009. The increase in gross margin percentage was attributable to a significant decrease in subcontract costs throughout the company. Subcontract costs were $7.9 million for the fourth quarter of fiscal year 2010, a decrease of $3.2 million from the $11.1 million reported in the fourth quarter of fiscal year 2009. Revenue less subcontract costs increased $3.0 million or 10% over the prior year while consolidated indirect costs for the fourth quarter of fiscal year 2010 were $13.7 million, up only slightly from the $13.3 million reported in the fourth quarter of fiscal year 2009. During the fourth quarter of fiscal year 2009, the Company derecognized reserves of $562,000 ($410,000 after tax) that positively impacted the Company's earnings by $.10 per share.

Income Taxes

The estimated effective tax rate for fiscal year 2011 is 36.3%, as compared to the 37.3% reported for fiscal year 2010. The change in the estimated tax rate is a result of changes in taxable income levels in the various jurisdictions in which the Company operates.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on under contracts entered into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage of completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation (FAR), and the Cost Accounting Standards (CAS). These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency (DCAA). The DCAA audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. Government audits have been completed and final rates have been negotiated through fiscal year 2002. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Allowance for Doubtful Accounts and Contract Adjustments

We reduce our accounts receivable and costs and estimated earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts and allowance for contract adjustments based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Uncertain Tax Positions

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

Changes in Corporate Entities

On June 6, 2011, the Company purchased an additional 1.1% of Walsh from noncontrolling shareholders for approximately $219,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. With this purchase E&E's ownership share in Walsh increased to approximately 85% of that company.

On March 18, 2011 the Company purchased 5.5% of Walsh from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price.

On December 27, 2010, the Company purchased an additional 1.2% of Walsh from noncontrolling shareholders for approximately $257,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock.

On August 23, 2010 the Company purchased a 60% ownership interest in ECSI, LLC, a Lexington, Kentucky based engineering and environmental consulting company that specializes in mining work. The Company paid $1.0 million for this ownership interest and contributed the assets into a newly formed company. The company was consolidated into the Company's financial reporting beginning in the first quarter of fiscal year 2011.

On March 1, 2010 Walsh purchased an 80% ownership interest in Lowham - Walsh Environmental Services LLC. This transaction was an asset purchase of the former Lowham Engineering LLC in Wyoming. Walsh contributed cash and assets into the newly formed entity and issued a five year promissory note bearing a six percent annualized interest rate for the assets of the former company.

On January 28, 2010 the Company purchased an additional equity of 18.7% of Walsh from noncontrolling shareholders for $3,000,000. One third of the purchase price was paid in cash, one third was paid with the Company's stock, and the remainder was taken as loans carrying an interest rate of 5% to be repaid over a two year period. The purchase price that was paid to the noncontrolling shareholders was at a premium over the book value of the stock.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Ecology and Environment, Inc.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of July 31, 2011 based on the criteria in Internal Control—Integrated Framework issued by the COSO. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of July 31, 2011.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

By: 

Kevin S. Neumaier
Chief Executive Officer

By: 

H. John Mye III
Vice President,
Treasurer and Chief
Financial and
Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (collectively, the Company) as of July 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2011. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2011 in conformity with accounting principles generally accepted in the United States of America.



Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
October 28, 2011

Consolidated Balance Sheets

Assets	July 31, 2011	July 31, 2010
Current assets:		
Cash and cash equivalents	$8,529,842	$14,347,194
Investment securities available for sale	1,491,459	1,305,739
Contract receivables, net	63,750,870	47,096,456
Deferred income taxes	4,949,368	3,557,156
Other current assets	2,254,415	2,025,001
Total current assets	80,975,954	68,331,546
Property, building and equipment, net of accumulated depreciation, $22,972,422 and $21,040,900	9,961,304	8,664,453
Deferred income taxes	1,300,181	1,291,297
Other assets	2,030,203	1,671,636
Total assets	$94,267,642	$79,958,932

Liabilities and Shareholders' Equity	July 31, 2011	July 31, 2010
Current liabilities:		
Accounts payable	$13,097,765	$10,863,390
Accrued payroll costs	9,146,711	7,451,310
Income taxes payable	1,195,741	1,083,911
Current portion of long-term debt and capital lease obligations	1,689,920	928,027
Billings in excess of revenue	7,727,725	4,128,118
Other accrued liabilities	6,139,423	4,926,798
Total current liabilities	38,997,285	29,381,554
Income taxes payable	339,027	286,523
Deferred income taxes	525,106	289,531
Long-term debt and capital lease obligations	448,391	767,302
Commitments and contingencies (see note #17)	—	—
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,685,151 and 2,685,072 shares	26,851	26,850
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,708,574 and 1,708,653 shares	17,087	17,088
Capital in excess of par value	19,983,029	20,059,200
Retained earnings	30,797,763	25,800,803
Accumulated other comprehensive income	1,527,189	815,906
Treasury stock - Class A common, 125,923 and 136,461 shares; Class B common, 64,801 shares, at cost	(2,317,515)	(1,855,466)
Total Ecology and Environment, Inc., shareholders' equity	50,034,404	44,864,381
Noncontrolling interests	3,923,429	4,369,641
Total shareholders' equity	53,957,833	49,234,022
Total liabilities and shareholders' equity	$94,267,642	$79,958,932

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	Year ended July 31,		
	2011	2010	2009
Revenue	$169,172,860	$144,098,294	$146,081,483
Cost of professional services and other direct operating expenses	65,914,987	49,623,816	50,383,876
Subcontract costs	31,325,937	30,292,117	37,219,954
Administrative and indirect operating expenses	42,534,303	38,166,067	34,309,408
Marketing and related costs	15,251,165	14,438,785	13,101,999
Depreciation	1,760,763	1,684,406	1,620,829
Income from operations	12,385,705	9,893,103	9,445,417
Interest expense	(355,766)	(222,558)	(77,238)
Interest income	85,771	107,211	202,052
Other income (expense)	64,524	(68,349)	(41,064)
Gain on sale of assets	290,526	809,200	—
Net foreign currency exchange gain (loss)	284,411	(59,718)	(78,930)
Income before income tax provision	12,755,171	10,458,889	9,450,237
Income tax provision	4,631,235	3,902,222	2,560,897
Net income	$8,123,936	$6,556,667	$6,889,340
Net income attributable to the noncontrolling interest	(1,163,673)	(2,299,060)	(1,668,066)
Net income attributable to Ecology and Environment, Inc.	$6,960,263	$4,257,607	$5,221,274
Net income per common share: basic and diluted	$1.65	$1.02	$1.27
Weighted average common shares outstanding: basic and diluted	4,222,688	4,160,816	4,115,921

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended July 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 8,123,936	$ 6,556,667	$ 6,889,340
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	1,760,763	1,684,406	1,620,829
Provision (benefit) for deferred income taxes	(910,413)	472,455	1,742,493
Share-based compensation expense	541,175	485,945	446,412
Tax impact of share-based compensation	—	102,737	—
Gain on sale of assets	(290,526)	(809,200)	—
Provision for contract adjustments	2,943,470	637,846	(88,387)
Bad debt expense	450,000	—	—
(Increase) decrease in:			
- contract receivables	(18,286,613)	(5,661,388)	(3,874,581)
- other current assets	(114,402)	233,414	(201,671)
- income tax receivable	—	802,926	(787,370)
- other non-current assets	42,082	(64,430)	18,793
Increase (decrease) in:			
- accounts payable	822,701	(3,120,409)	4,382,635
- accrued payroll costs	1,545,961	149,316	1,363,854
- income taxes payable	(98,721)	1,066,930	(671,355)
- billings in excess of revenue	3,396,873	(121,749)	(261,063)
- other accrued liabilities	1,084,505	18,273	(897,446)
Net cash provided by operating activities	1,010,791	2,433,739	9,682,483
Cash flows provided by (used in) investing activities:			
Acquisition of noncontrolling interest of subsidiaries	(637,745)	(1,000,000)	(27,879)
Purchase of Lowham Engineering LLC	—	(200,000)	—
Purchase of Engineering Consulting Services, Inc., net of cash equivalents of $309,487	(790,513)	—	—
Purchase of property, building and equipment	(2,476,059)	(1,992,724)	(1,869,016)
Change in accounts payable due to purchase of equipment	953,749	—	—
Proceeds from sale of property and equipment	322,807	959,200	—
Purchase of investment securities, net	(195,163)	(55,791)	(39,210)
Net cash used in investing activities	(2,822,924)	(2,289,315)	(1,936,105)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,814,839)	(1,684,482)	(1,546,359)
Proceeds from debt	795,795	468,038	632,185
Repayment of debt and capital lease obligations	(945,320)	(778,035)	(1,942,882)
Distributions to noncontrolling interests	(847,749)	(845,106)	(625,677)
Proceeds from sale of subsidiary shares to noncontrolling interests	90,368	227,562	69,108
Purchase of treasury stock	(1,335,960)	—	(1,832,123)
Net cash used in financing activities	(4,057,705)	(2,612,023)	(5,245,748)
Effect of exchange rate changes on cash and cash equivalents	52,486	49,908	(119,538)
Net increase (decrease) in cash and cash equivalents	(5,817,352)	(2,417,691)	2,381,092
Cash and cash equivalents at beginning of period	14,347,194	16,764,885	14,383,793
Cash and cash equivalents at end of period	$8,529,842	$14,347,194	$ 16,764,885

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Comprehensive Income (loss)	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Comprehensive Income
Balance at July 31, 2008	A	2,661,498	$26,615	$20,014,257	$19,664,147	$834,667	130,141	$(1,302,663)	$4,169,247	$9,333,989
	B	1,732,227	$17,323							
Net income		—	—	—	5,221,274	—	—	—	1,668,066	6,889,340
Foreign currency translation adjustment		—	—	—	—	(402,403)	—	—	20,590	(381,813)
Cash dividends paid ($.39 per share)		—	—	—	(1,594,653)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	9,701	—	—	—	9,701
Conversion of common stock - B to A	A	16,153	161	—	—	—	—	—	—	—
	B	(16,153)	(161)							
Repurchase of Class A common stock		—	—	—	—	—	207,941	(1,832,123)	—	—
Issuance of stock under stock award plan		—	—	(376,176)	—	—	(37,580)	376,176	—	—
Share-based compensation expense		—	—	446,412	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	69,108	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(625,677)	—
Purchase of additional noncontrolling interests		—	—	—	—	—	—	—	(27,879)	—
Other		—	—	9,459	—	—	6,589	(60,528)	—	—
Balance at July 31, 2009	A	2,677,651	$26,776	$20,093,952	$23,290,768	$441,965	307,091	$(2,819,138)	$5,273,455	$6,517,228
	B	1,716,074	$17,162							
Net income		—	—	—	4,257,607	—	—	—	2,299,060	6,556,667
Foreign currency translation adjustment		—	—	—	—	423,493	—	—	(59,236)	291,546
Cash dividends paid ($.42 per share)		—	—	—	(1,747,572)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	23,159	—	—	—	23,159
Conversion of common stock - B to A	A	7,421	74	—	—	—	—	—	—	—
	B	(7,421)	(74)							
Issuance of stock under stock award plan		—	—	(372,172)	—	—	(42,675)	372,172	—	—
Share-based compensation expense		—	—	485,945	—	—	—	—	—	—
Tax impact of share based compensation		—	—	102,737	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	227,562	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(845,106)	—
Purchase of additional noncontrolling interests		—	—	(254,181)	—	(72,711)	(66,667)	616,670	(2,526,094)	(72,711)
Other		—	—	2,919	—	—	3,513	(25,170)	—	—
Balance at July 31, 2010	A	2,685,072	$26,850	$20,059,200	$25,800,803	$815,906	201,262	$(1,855,466)	$4,369,641	$6,798,661
	B	1,708,653	$17,088							
Net Income		—	—	—	6,960,263	—	—	—	1,163,673	8,123,936
Foreign currency translation adjustment		—	—	—	—	686,380	—	—	12,119	698,499
Cash dividends paid ($.46 per share)		—	—	—	(1,963,303)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	(11,189)	—	—	—	(11,189)
Conversion of common stock - B to A	A	79	1	—	—	—	—	—	—	—
	B	(79)	(1)							
Repurchase of Class A common stock		—	—	—	—	—	84,002	(1,335,960)	—	—
Issuance of stock under stock award plan		—	—	(482,061)	—	—	(55,041)	482,061	—	—
Share-based compensation expense		—	—	541,175	—	—	—	—	—	—
Tax impact of share based compensation		—	—	—	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	90,368	—
Issuance of shares to noncontrolling interests		—	—	—	—	—	—	—	667,000	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(847,749)	—
Purchase of additional noncontrolling interests		—	—	(135,285)	—	36,092	(39,895)	391,850	(1,531,623)	36,092
Stock award plan forfeitures		—	—	—	—	—	396	—	—	—
Balance at July 31, 2011	A	2,685,151	$26,851	$19,983,029	$30,797,763	$1,527,189	190,724	$(2,317,515)	$3,923,429	$8,847,338
	B	1,708,574	$17,087							

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc., ("E&E" or "Company") is a global broad-based environmental consulting firm whose underlying philosophy is to provide professional services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. The Company's staff is comprised of individuals representing 85 scientific, engineering, health, and social disciplines working together in multidisciplinary teams to provide innovative environmental solutions. The Company has completed more than 50,000 projects for a wide variety of clients in 113 countries, providing environmental solutions in nearly every ecosystem on the planet. Revenues reflected in the Company's consolidated statements of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

During fiscal years ended July 31, 2011, 2010 and 2009, the percentages of total revenues derived from contracts exclusively with the United States Department of Defense (DOD) were 6%, 8% and 14%.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Also reflected in the consolidated financial statements is the 50% ownership in the Chinese operating joint venture, The Tianjin Green Engineering Company. This joint venture is accounted for under the equity method. All intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the fiscal year 2011 consolidated financial statement presentation.

d. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Time and Materials	Consulting	As incurred at contract rates.
Fixed Price	Consulting	Percentage of completion, approximating the ratio of either total costs or Level of Effort (LOE) hours incurred to date to total estimated costs or LOE hours.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on a quarterly basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2002. The Company records an allowance for contract adjustments which is recorded in other accrued liabilities principally represents a reserve for contract adjustments for the fiscal years 1996-2011.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues and profit are recognized on change orders when it is probable that the change order will be approved and the amount can be reasonably estimated. Contract claims are recorded when realization is probable, estimatable and reasonable support from the customer exists.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

e. Investment securities

Investment securities have been classified as available for sale and are stated at fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheets and statements of changes in shareholders' equity. The cost of securities sold is based on the specific identification method. The Company had gross unrealized gains of approximately $24,000 and $36,000 at July 31, 2011 and July 31, 2010, respectively.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at the lower of cost or fair market value. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The additional building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The Company records and discloses certain financial assets and liabilities at their fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has not elected a fair value option on any assets or liabilities.

The three levels of the hierarchy are as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Generally this includes debt and equity securities and derivative contracts that are traded on an active exchange market (e.g., New York Stock Exchange) as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets. The Company's investment securities classified as Level 1 are comprised of mutual funds.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, credit risks, etc.) or can be corroborated by observable market data. The Company's investment securities classified as Level 2 are comprised of corporate and municipal bonds.

Level 3 Inputs – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The following table presents the level within the fair value hierarchy at which the Company's financial assets are measured on a recurring basis.

Financial assets as of July 31, 2011:

Assets	Level 1	Level 2	Level 3	Total
Investment securities available for sale	$1,438,286	$53,173	$ —	$1,491,459

Financial assets as of July 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Investment securities available for sale	$1,249,832	$54,021	$ —	$1,303,853

The carrying amount of cash and cash equivalents, contract receivables, notes receivable and accounts payable at July 31, 2011 and July 31, 2010 approximate fair value. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2011 and July 31, 2010 approximates fair value. There were no financial instruments classified as level 3.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument. For fiscal year ended July 31, 2011, there were no transfers in or out of levels 1, 2 or 3.

h. Foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. *Translation* adjustments are deferred in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as a component of other income (expense) as incurred. The Company recorded foreign currency transaction gains/(losses) of approximately $280,000 and ($60,000) for the years ended July 31, 2011 and 2010, respectively.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2009-2011.

i. Income taxes

The Company follows the asset and liabilities approach to account for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could change in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

Income tax expense includes U.S. and international income taxes, determined using an estimate of the Company's annual effective tax rate. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and net operating loss carryforwards.

The Company has significant deferred tax assets, resulting principally from contract reserves, accrued compensation and fixed assets. The Company periodically evaluates the likelihood of realization of deferred tax assets, and has determined that no valuation allowance is necessary. Additionally, the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic Income Taxes, prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This topic also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses. See Note 8 to Consolidated Financial Statements for additional information.

j. Pension costs

Ecology and Environment Inc. (Parent Company) has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Parent Company's employees. The annual expense of the Parent Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Parent Company's Board of Directors. Benefits under this plan are funded as accrued. Walsh Environmental (Walsh) has a defined contribution plan providing deferred benefits for substantially all of their employees. Walsh contributes a percentage of eligible wages up to a maximum of 4%. Expenses are recorded as they are accrued.

k. Stock based compensation

The FASB ASC Topic Compensation requires companies to expense the value of employee stock options and similar awards. Share-based payment awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

l. Earnings per share (EPS)

Basic and diluted EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. The Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B shares are equal amounts. See Note 15 to Consolidated Financial Statements for additional information.

m. Comprehensive Income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. Other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Impairment of Long-Lived Assets

The Company assesses recoverability of the carrying value of long-lived assets by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company identified no events or changes in circumstances that necessitated an evaluation for an impairment of long lived assets.

o. Goodwill

The total goodwill of approximately $1.2 million is subject to an annual assessment for impairment. The Company's most recent annual impairment assessment for goodwill was completed during the fourth quarter of fiscal year 2011. The results of this assessment showed that the fair values of the reporting units, using a discounted cash flow method, to which goodwill is assigned was in excess of the book values of the respective reporting units, resulting in the identification of no goodwill impairment. Goodwill is also assessed for impairment between annual assessments whenever events or circumstances make it more likely than not that an impairment may have occurred. The Company identified no events or changes in circumstances during the year that necessitated an evaluation for an impairment of goodwill. The Company recorded additional goodwill of $.1 million during fiscal year 2011 related to the acquisition of Engineering Consulting Services Inc., LLC (ECSI). See Note 19 to Consolidated Financial Statements for additional information.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2011 and 2010, short-term investments consist of money market funds. Short-term investments amounted to approximately $2.0 million at July 31, 2011 and $4.9 million at July 31, 2010 and are reflected in cash and cash equivalents in the accompanying consolidated balance sheets and statements of cash flows.

4. Contract Receivables, net

	July 31, 2011	July 31, 2010
United States government -		
Billed	$2,445,312	$2,445,658
Unbilled	3,364,476	3,528,728
	5,819,788	5,974,386
Commercial customers and state and municipal governments -		
Billed	40,181,320	22,772,335
Unbilled	24,504,849	21,723,408
	64,686,169	44,495,743
Allowance for doubtful accounts and contract adjustments -	(6,755,087)	(3,373,673)
	$63,750,870	$47,096,456

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred. Included in the balance of receivables for industrial customers and state and municipal customers are receivables due under the contracts with organizations in Kuwait of $12.4 million and $3.0 million at July 31, 2011 and July 31, 2010, respectively which have generated the majority of the increase within the billed and unbilled balances. Of the outstanding balances, approximately $1.8 million and $.7 million were included in billings in excess of revenue as of July 31, 2011 and July 31, 2010, respectively. Management anticipates that the July 31, 2011 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $222,000 at July 31, 2011 and $546,000 at July 31, 2010. Management anticipates that the July 31, 2011 retainage balance will be substantially collected within one year.

5. Property, Building and Equipment, net

	July 31, 2011	July 31, 2010
Land and land improvements	$ 393,051	$ 393,051
Buildings and building improvements	12,149,915	11,927,345
Equipment	3,786,584	3,198,889
Information technology equipment	9,576,535	8,660,433
Office furniture and equipment	3,835,900	3,501,428
Leasehold improvements and other	2,237,992	2,024,207
	$31,979,977	$29,705,353
Accumulated depreciation and amortization	(22,972,422)	(21,040,900)
Construction in progress	953,749	—
	$ 9,961,304	$ 8,664,453

6. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20.5 million at interest rates ranging from 3% to 5% at July 31, 2011. Other lines are available solely for letters of credit in the amount of $13.5 million. The Company guarantees the line of credit of Walsh. Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2011 and July 31, 2010 the Company had letters of credit outstanding totaling approximately $4.1 million and $4.9 million, respectively. After letters of credit and loans, there was $29.9 million of availability under the lines of credit at July 31, 2011.

7. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations consists of the following:

	July 31, 2011	July 31, 2010
Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14%	$1,907,369	$1,450,247
Capital lease obligations at subsidiaries with varying interest rates averaging 11%	230,942	245,082
	2,138,311	1,695,329
Current portion of debt and capital lease obligations	(1,689,920)	(928,027)
Long-term debt and capital lease obligations	$448,391	$767,302

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2011 are as follows:

Fiscal Year	Amount
2012	$1,689,920
2013	369,273
2014	65,994
2015	13,124
2016	—
Thereafter	—
	$2,138,311

8. Income Taxes

Income (loss) from continuing operations before provision (benefit) for income taxes, noncontrolling interest and discontinued operations was as follows:

	2011	2010	2009
Domestic	$ 7,212,154	$ 3,216,835	$ 9,119,751
Foreign	5,543,017	7,242,054	330,486
	$12,755,171	$10,458,889	$ 9,450,237

The provision (benefit) for income taxes for the years ended July 31 was as follows:

	2011	2010	2009
Current:			
Federal	$ 3,014,130	$ 1,381,857	$ (864,823)
State	786,651	411,636	393,385
Foreign	1,740,868	1,636,274	1,289,842
	$ 5,541,649	$ 3,429,767	$ 818,404
Deferred:			
Federal	$ (409,268)	$ 262,326	$ 2,072,947
State	(91,656)	77,151	33,019
Foreign	(409,489)	132,978	(363,473)
	$ (910,413)	$ 472,455	$ 1,742,493
	$ 4,631,236	$ 3,902,222	$ 2,560,897

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) for the years ended July 31 was as follows:

	2011	2010	2009
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Re-evaluation of tax contingencies	—	—	(9.1%)
Income from "pass-through" entities taxable to noncontrolling partners	(2.3%)	(1.3%)	(2.8%)
International rate differences	(2.5%)	(0.9%)	(0.1%)
Foreign dividend income	3.8%	1.9%	0.6%
Domestic manufacturing deduction	(1.9%)	(0.4%)	(0.1%)
State taxes, net of federal benefit	3.8%	3.1%	2.7%
Other	1.4%	0.9%	1.6%
Total	36.3%	37.3%	27.0%

The significant components of deferred tax assets (liabilities) as of July 31 are as follows:

	2011		2010	
	Current	Noncurrent	Current	Noncurrent
Contract and other reserves	$3,561,551	$ —	$2,946,530	$ —
Fixed assets and intangibles	—	159,452	—	527,294
Accrued compensation and expenses	1,537,003	381,767	561,213	400,350
Net operating loss carryforwards	—	282,885	—	234,693
Foreign and state income taxes	—	117,122	—	80,666
Federal benefit on state deferred taxes	(188,199)	(33,383)	(156,705)	(51,663)
Foreign tax credit	—	(346,469)	—	—
Valuation Allowance	(267,371)	(79,098)	—	—
Other	306,384	124,967	206,118	99,957
Net deferred tax assets	$4,949,368	$1,300,181	$3,557,156	$1,291,297
Other	$ —	$(525,106)	$ —	$(289,531)
Net deferred tax liabilities	$ —	$(525,106)	$ —	$(289,531)

The FASB ASC Topic Income Taxes clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely then not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities.

For fiscal years 2010 and 2011, there was no one item that significantly impacted the change in the deferred tax assets and liabilities. A valuation allowance of approximately $346,000 has been established on excess foreign tax credit carryforwards, the utilization of which is dependent on future foreign source income.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2011, these amounts totaling approximately $5.8 million related primarily to operations in Saudi Arabia, Chile, Peru and Ecuador. The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. In fiscal year 2010, the IRS completed the audit for fiscal year 2008 with no proposed changes. In fiscal year 2011, the IRS completed the audit for fiscal year 2009 with no proposed changes. The Company's tax matters for the fiscal years 2010 and 2011 remain subject to examination by the IRS. On September 9, 2011, the

Company was notified by New York State of a pending income tax audit for fiscal years 2008 through 2010. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

As of July 31, 2011, for federal income tax return purposes, the Company has used all of their U.S. net operating loss carryforwards. The remaining net operating losses pertain to losses in Brazil.

For fiscal year ended July 31, 2011, E&E recognized interest and penalties expense of approximately $44,000. For the twelve months ended July 31, 2009, E&E recognized a foreign exchange gain of $275,000 related to the settlement of an unrecognized tax benefit UTPs) for Kuwait.

It is reasonably possible that the liability associated with our unrecognized tax benefits will increase or decrease within the next twelve months. *At this time, an estimate of the range of the* reasonably possible outcomes cannot be made.

At July 31, 2011 and July 31, 2010, the Company had approximately $531,000 and $241,000, respectively, of gross unrecognized tax benefits (UTPs) that if realized, would favorably affect the effective income tax rate in future periods. It is reasonably possible that the liability associated with UTPs will increase or decrease within the next twelve months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made. At July 31, 2011 and 2010, the liability for UTPs and associated interest and penalties are classified as noncurrent liabilities, except for $237,000 in fiscal year 2011, which relates to income taxes for calendar year 2010 in Kuwait and is expected to be settled within the next twelve months.

A reconciliation of the beginning and ending amount of UTPs as of July 31 is as follows:

	2011	2010
Beginning balance	$240,900	$290,495
Additions for tax positions during the current year	280,700	—
Additions for tax positions of prior years	40,300	—
Reductions for tax positions of prior years for:		
- Changes in judgment	—	(4,627)
- Settlements during the period	(31,400)	—
- Changes in non-controlling interests	—	19,530
- Lapses of the applicable statute of limitations	—	(64,498)
Ending balance	$530,500	$240,900

9. Other Accrued Liabilities

	July 31, 2011	July 31, 2010
General cost disallowances	$3,882,810	$3,483,876
Other	2,256,613	1,442,922
	$6,139,423	$4,926,798

Included in other accrued liabilities are general cost disallowances relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $3.9 million and $3.5 million at July 31, 2011 and July 31, 2010, respectively. The allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatible.

10. Stock Award Plan

Ecology and Environment, Inc. has adopted a 1998 Stock Award Plan effective March 16, 1998 (1998 Plan). To supplement the 1998 Plan, a 2003 Stock Award Plan (2003 Plan) was approved by the shareholders at the Annual Meeting held in January 2004 and a 2007 Stock Award Plan (2007 Plan) was approved by the shareholders at the Annual Meeting held in January of 2008 (the 1998 Plan, 2003 Plan and the 2007 Plan collectively referred to as the Award Plan). The 2003 Plan was approved retroactive to October 16, 2003 and terminated on October 15, 2008 and the 2007 Plan was approved retroactive to October 18, 2007 and will terminate October 17, 2012. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to received awards of Class A Common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the Company stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company awarded 55,041 shares valued at approximately $.7 million in October 2010 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value was $225,000 at July 31, 2011 and July 31, 2010. Total gross compensation expense is recognized over the vesting period.

Unrecognized compensation expense was approximately $.7 million and $.6 million at July 31, 2011 and July 31, 2010, respectively.

11. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of

Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Cash Dividend

For fiscal year 2011 and 2010, the Company declared cash dividends of approximately $2.0 million and $1.7 million, respectively. Within accounts payable, the Company recorded outstanding dividend payables at July 31, 2011 and 2010 of approximately $1.0 million and $0.9 million, respectively.

c. Stock Repurchase

The Company's Board of Directors approved a 200,000 share repurchase program in August 2010 in which 115,998 shares remain available for repurchase.

d. Noncontrolling Interest

On August 1, 2009, the Company adopted authoritative accounting guidance that requires the ownership interests in subsidiaries held by parties other than the parent, and income attributable to those parties, be clearly identified and distinguished in the parent's consolidated financial statements. The Company's noncontrolling interest is now disclosed as a separate component of the Company's consolidated equity on the balance sheets. Earnings and other comprehensive income are separately attributed to both the controlling and noncontrolling interests. Earnings per share is calculated based on net income attributable to the Company's controlling interest.

On June 6, 2011, the Company purchased an additional 1.1% of Walsh from noncontrolling shareholders for approximately $219,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. On March 18, 2011 the Company purchased an additional equity of 5.5% of its majority owned subsidiary, Walsh Environmental Scientists & Engineers, LLC (Walsh), from noncontrolling shareholders for approximately $1,156,000. The terms of the sale are the same as the purchase in fiscal year 2010, where the company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. On December 27, 2010, the Company purchased an additional 1.2% of Walsh from noncontrolling shareholders for approximately $257,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. On August 23, 2010, for approximately $1.1 million, the Company purchased assets and assumed liabilities from Engineering Consulting Services, Inc. and contributed them in exchange for a 60% ownership interest in the newly formed entity Engineering Consulting Services, Inc., LLC (ECSI). As part of this transaction, the noncontrolling interest contributed the remaining 40% of the net assets which resulted in a $667,000 noncontrolling interest in ECSI.

On March 1, 2010, Walsh purchased an 80% ownership interest in Lowham - Walsh Environmental Services LLC. This transaction was an asset purchase of the former Lowham Engineering LLC in Wyoming. Walsh contributed cash and assets into the newly formed entity and issued a five year promissory note bearing a six percent annualized interest rate for the assets of the former company. On January 28, 2010 the Company purchased an additional equity interest of 18.7% or approximately $2,360,000 of Walsh from noncontrolling shareholders for $3,000,000. One third of the purchase price was paid in cash, one third was paid with the Company's stock, and the remainder was taken as loans carrying an interest rate of 5% to be repaid over a two year period. The purchase price that was paid to the noncontrolling shareholders was at a premium over the book value of the stock.

All other transactions with noncontrolling shareholders for fiscal years ended July 31, 2011, 2010, and 2009 were made at book value, which management believes approximates book value.

Effects of changes in E&E's ownership interest in its subsidiaries on E&E's equity:

		Fiscal Year	
	2011	2010	2009
Transfers to noncontrolling interest:			
Sale of 310 Walsh common shares	—	—	$ 64,920
Sale of 20 Walsh common shares	—	—	4,188
Sale of 160 Walsh common shares	—	40,850	—
Sale of 196 Walsh common shares	—	50,040	—
Sale of 200 Lowham – Walsh common shares	—	52,222	—
Sale of 15,000 Walsh Peru common shares	—	84,450	—
Sale of 900 Gustavson common shares	62,451	—	—
Issuance of 667 ECSI common shares	667,000	—	—
Sale of 75 Lowham – Walsh common shares	27,917	—	—
Total transfers to noncontrolling interest	757,368	227,562	69,108
Transfers from noncontrolling interest:			
Purchase of 112 Walsh common shares	—	—	(27,332)
Purchase of 2 Walsh Peru common shares	—	—	(547)
Purchase of 182 Walsh common shares	—	(59,486)	—
Purchase of 7,343 Walsh common shares	—	(2,289,778)	—
Purchase of 11,000 Walsh Peru common shares	—	(126,830)	—
Purchase of 50 Gestion Ambiental Consultores common shares	—	(50,000)	—
Purchase of 20 Walsh common shares	(7,776)	—	—
Purchase of 496 Walsh common shares	(208,156)	—	—
Purchase of 2,205 Walsh common shares	(974,750)	—	—
Purchase of 243 Walsh common shares	(101,905)	—	—
Purchase of 426 Walsh common shares	(197,945)	—	—
Purchase of 100 Walsh common shares	(41,091)	—	—
Total transfers from noncontrolling interset	(1,531,623)	(2,526,094)	(27,879)
Transfers to (from) noncontrolling interest	(774,255)	(2,298,532)	41,229

12. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and some of their children. The agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

13. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts.

At July 31, 2011, future minimum rental commitments are as follows:

Fiscal Year	Amount
2012	$ 3,070,440
2013	2,554,872
2014	1,904,588
2015	1,139,169
2016	632,339
Thereafter	806,017

Lease agreements may contain step rent provisions and/or free rent concessions. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments. Gross rental expense under the above lease commitments for 2011, 2010, and 2009 was approximately $3.6 million, $3.2 million and $3.0 million, respectively.

14. Defined Contribution Plans

Contributions to the Parent Company's defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. Walsh's defined contribution plan provides for mandatory employer contributions to match 100% of employee contributions up to 4% of each participant's compensation. The total expense under the plans for fiscal years 2011, 2010, and 2009 was approximately $2.2 million, $2.0 million, and $1.8 million, respectively.

15. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2011	2010	2009
Total income available to common stockholders	$ 6,960,263	$ 4,257,607	$ 5,221,274
Dividend paid	1,963,303	1,747,572	1,594,653
Undistributed earnings	$ 4,996,960	$ 2,510,035	$ 3,626,621
Weighted-average common shares outstanding: basic and diluted	4,222,688	4,160,816	4,115,921
Distributed earnings per share	$ .46	$ .42	$ .39
Undistributed earnings per share	1.19	.60	.88
Total earnings per share	$ 1.65	$ 1.02	$ 1.27

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 8, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

Effective August 1, 2009, the Company has determined that its unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. These securities shall be included in the computation of earnings per share pursuant to the two-class method. The resulting impact was to include unvested restricted shares in the basic weighted average shares outstanding calculation.

16. Segment Reporting

Segment information for fiscal year ended July 31, 2011 are as follows:

Geographic information:	Revenue	Gross Long-Lived Assets
United States	$115,041,000	$27,871,726
Foreign countries	54,132,000	5,062,000

Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries include $9.1 million in Kuwait, $15.9 million in Peru, $11.8 million in Brazil, $8.3 million in Chile and $4.4 million in Morocco.

Segment information for fiscal year ended July 31, 2010 are as follows:

Geographic information:

	Revenue	Gross Long-Lived Assets
United States	$101,105,000	$25,991,353
Foreign countries	42,993,000	3,714,000

Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries include $5.4 million in Kuwait, $19.2 million in Peru, $10.4 million in Brazil and $3.8 million in Chile.

Segment information for fiscal year ended July 31, 2009 are as follows:

Geographic information:

	Revenue	Gross Long-Lived Assets
United States	$115,818,000	$24,830,747
Foreign countries	30,263,000	2,730,000

Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries include $16.4 million in Peru, $7.6 million in Brazil and $3.3 million in Chile.

17. Commitments and Contingencies

From time to time, the Company is a named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

On February 4, 2011 the Chico Mendes Institute of Biodiversity Conservation of Brazil (the "Institute") issued a Notice of Infraction to Ecology and Environment do Brasil LTDA ("E & E Brasil"). E & E Brasil is a 51 percent majority-owned subsidiary of Ecology and Environment, Inc. The Notice of Infraction concerns the taking and collecting species of wild animal specimens without authorization by the competent authority and imposes a fine of 520,000 Reals, which has a value of approximately $300,000 USD. No claim has been made against Ecology and Environment, Inc. The Institute has also filed Notices of Infraction against four employees of E & E Brasil alleging the same claims and has imposed fines against those individuals that, in the aggregate, are equal to the fine imposed against E & E Brasil. E & E Brasil has filed administrative responses with the Institute for itself and its employees that: (a) denies the jurisdiction of the Institute, (b) states that the Notice of Infraction is constitutionally vague and (c) affirmatively stated that E & E Brasil had obtained the necessary permits for the surveys and collections of specimens under applicable Brazilian regulations and that the protected conservation area is not clearly marked to show its boundaries. At this time, E & E Brasil has not received a reply from the Institute to its administrative responses. The Company believes that these administrative proceedings in Brazil will not have an adverse material effect upon the operations of the Company.

18. Supplemental Cash Flow Information Disclosure

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $343,000, $224,000 and $181,000 for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. Cash paid for income taxes amounted to approximately $5.6 million, $1.5 million and $2.2 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. Of the $1.8 million in dividends paid by the Company in the fiscal year ended July 31, 2011, approximately $.9 million was accrued in accounts payable as of July 31, 2010. Of the $1.7 million in dividends paid by the Company in the fiscal year ended July 31, 2010, approximately $.8 million was included in accounts payable as of July 31, 2009. In July 2011, the Company declared a dividend of $1.0 million which was accrued in accounts payable.

On March 18, 2011 the Company purchased an additional equity of 5.5% of its majority owned subsidiary Walsh from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. On December 27, 2010, the Company purchased an additional 1.2% of its majority owned subsidiary Walsh for approximately $257,000. Two thirds of this purchase price was paid in cash while the remaining one third was paid for with E&E stock. On August 23, 2010, the Company purchased a 60% ownership in the assets held by ECSI. The Company paid $1.0 million in cash for this ownership interest, and the noncontrolling partnership group ECSI, Inc. contributed cash, other assets, and liabilities for its 40% ($667,000) noncontrolling share of the new entity.

19. Transactions

On August 23, 2010, the Company purchased a 60% ownership interest in a newly formed entity ECSI, LLC, a Lexington, Kentucky based engineering and environmental consulting services company that specializes in mining work. The Company paid $1.0 million in cash for its 60% ownership interest, and the noncontrolling partnership group, ECSI, Inc., contributed cash, other assets, and liabilities for its 40% ownership share. The operating agreement contains a priority profit allocation between the Company and ESCI, Inc. for the first five years of operation. Additionally, in connection with the agreement, the Company has restricted for issuance $.1 million of shares to be awarded to a key employee over a 5 year period, of which the first 20% vested on August 13, 2010 and the second 20% on August 13, 2011.

A noncontrolling interest of $667,000 representing the 40% noncontrolling share was recorded at the acquisition date. This new entity is included in the consolidated financial results of the Company from the date of acquisition. The Company acquired assets of property, plant, and equipment, accounts receivable, and other assets including trade names and customer relationships and goodwill and assumed liabilities of accounts payable and accrued payroll.

On January 27, 2011 the company entered into an agreement with the Economic & Social Association of Retired Servicemen and Veterans to sell all of the assets of the Jordanian Fish Farm (AMARACO). The sale price for the farm was 230,000 Jordanian Dinars (~$322,000 USD) in cash, which was received in the third quarter. The company has realized a gain of approximately $290,000 on the sale of the fish farm.

In addition to other immaterial transactions during the year, on March 18, 2011 the Company acquired another 5.5% of its majority owned subsidiary Walsh Environmental Scientists & Engineers, LLC. The terms of the sale are the same as the purchase in fiscal year 2010, where the Company paid one third in cash, one third in a two year note, and issue E & E stock for the remaining one third of the sale price. With this purchase, E&E's ownership share in Walsh was increased to approximately 84% of that company. The total purchase price was approximately $1,156,000.

20. Recent Accounting Pronouncements

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the financial statement where the components of net income and the components of other comprehensive income are presented. This updated guidance is effective on a retrospective basis for fiscal years beginning after December 15, 2011. The Company is evaluating the impact of this guidance on its consolidated financial statements.

In January 2010, the Financial Accounting Standards Board updated the authoritative guidance for fair value measurements with new disclosure requirements. These requirements include disclosures on the roll-forward of activities on purchases, sales, issuance, and settlements of Level 3 (measurements based on significant unobservable inputs) assets and liabilities. The new disclosures are effective for annual reporting periods beginning after December 15, 2010. The Company does not believe the adoption of this guidance will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2010, the FASB updated the authoritative guidance for intangibles, including goodwill and other intangibles. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not believe the adoption of this guidance will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

21. Selected Quarterly Financial Data (unaudited) (In thousands, except per share information)

2011	First	Second	Third	Fourth
Revenues	$ 42,026	$ 41,866	$ 41,120	$ 44,161
Income from operations	4,008	3,204	2,199	2,974
Income from continuing operations before income taxes	3,941	3,238	2,587	2,989
Net income	$ 1,859	$ 1,758	$ 1,429	$ 1,906
Net income per common share: basic and diluted	$ .44	$ .42	$ .34	$ .45

2010	First	Second	Third	Fourth
Revenues	$ 39,447	$ 30,786	$ 33,168	$ 40,697
Income from operations	2,375	1,519	1,847	4,152
Income from continuing operations before income taxes	3,176	1,349	1,781	4,153
Net income	$ 1,400	$ 235	$ 747	$ 1,876
Net income per common share: basic and diluted	$ .34	$ .06	$ .18	$ .44

Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock was traded on the AMEX prior to September 8, 2008. Beginning on September 8, 2008, the Company's Class A Common Stock has been listed on NASDAQ. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by NASDAQ for the periods indicated.

FISCAL 2011	High	Low
First Quarter (commencing August 1, 2010 - October 30, 2010)	$ 13.50	$ 11.40
Second Quarter (commencing October 31, 2010 - January 29, 2011)	15.33	12.44
Third Quarter (commencing January 30, 2011 - April 30, 2011)	20.69	14.70
Fourth Quarter (commencing May 1, 2011 - July 31, 2011)	22.76	16.42

FISCAL 2010	High	Low
First Quarter (commencing August 1, 2009 - October 31, 2009)	$ 17.00	$ 14.69
Second Quarter (commencing November 1, 2009 - January 30, 2010)	16.23	14.07
Third Quarter (commencing January 31, 2010 - May 1, 2010)	15.30	13.15
Fourth Quarter (commencing May 2, 2010 - July 31, 2010)	13.61	11.91

As of September 30, 2011, the number of holders of record of the Company's Common Stock was 434. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.



BOARD OF DIRECTORS

Gerhard J. Neumaier
Chairman and Director

Frank B. Silvestro
Executive Vice President and Director

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director

Ronald L. Frank
Executive Vice President, Secretary, and Director

Gerard A. Gallagher, Jr., Retired Company Officer and Director

Michael C. Gross, Insurance Broker and Director

Ross M. Cellino, Attorney and Director

Timothy Butler, Retired Bank Executive and Director

CORPORATE OFFICERS

Gerhard J. Neumaier
Chairman

Kevin S. Neumaier, P.E.
President and Chief Executive Officer

Frank B. Silvestro
Executive Vice President

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services

Ronald L. Frank
Executive Vice President, Secretary

Laurence M. Brickman, Ph.D.
Senior Vice President

Kevin Donovan
Senior Vice President

Gerard A. Gallagher, III
Senior Vice President of Environmental Sustainability

Roger J. Gray
Senior Vice President

Fred J. McKosky, P.E.
Senior Vice President

Ronald J. Skare
Senior Vice President

Cheryl A. Karpowicz, AICP
Senior Vice President

Nancy Aungst
Vice President

James B. Collins
Vice President

Timothy J. Grady, P.E.
Vice President

Robert J. King
Vice President

Craig Hathaway, C.P.A.
Vice President of Finance

H. John Mye, P.E.
Vice President, Treasurer and Chief Financial Officer

Christopher L. Quina, P.G.
Vice President

Richard Rudy, P.G., C.P.G.
Vice President

George A. Rusk, J.D.
Vice President

Carmine A. Tronolone
Vice President

George W. Welsh
Vice President

Colleen C. Mullaney-Westfall, J.D.
Assistant Secretary

CORPORATE HEADQUARTERS

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

NASDAQ Global Market
Ticker Symbol: EEI

INDEPENDENT AUDITOR

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K

E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:

Mr. H. John Mye, Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

SUBSIDIARIES

Consortium of International Consultants, LLC
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung, GmbH (Germany)
E & E Consulting Inc. (Vancouver)
Ecology & Environment Engineering, Inc.
Ecology and Environment, Inc. Sucursal Colombia (Hidromecanicas, Ltda)
Ecology and Environment, Inc. c/o M. Shalit (Israel)
Ecology and Environment, Inc. (Libya)
Ecology and Environment of Saudi Arabia Co., Ltd. (Saudi Arabia)
Ecology and Environment Mexico S.A. de C.V. (Mexico)
Ecology and Environment do Brasil, Ltda. (Brazil)
Ecology and Environment International Services, Inc.
Ecology and Environment South America, Inc. (Grand Cayman)
ECSI, LLC
Gestion Ambiental Consultores (Chile)
Gustavson Associates, LLC
Lowham Walsh Engineering and Environment Services, LLC
Servicios Ambientales Walsh S.A. (Ecuador)
Tianjin Green Engineering Company (China) (joint venture)
Walsh Environmental Scientists & Engineers, LLC
Walsh Peru, S.A. (Peru)
YiYi Ecology and Environment Consulting (Wuxi) Co., Ltd.
Overstreet Orlando Mitigation Team, LLC

OFFICES

Albany, NY
Anchorage, AK
Austin, TX
Baton Rouge, LA
Beijing, China*
Berlin, Germany
Blacksburg, VA
Bogotá, Colombia
Boulder, CO*
Buenos Aires, Argentina
Buffalo, NY
Cairo, Egypt
Casablanca, Morocco
Chicago, IL
Colorado Springs, CO
Corbin, KY
Dallas, TX
Denver, CO
Fort Collins, CO
Gillette, WY
Grand Junction, CO
Greenville, SC
Houston, TX
Jeddah, Saudi Arabia
Kansas City, KS
Kuwait City, Kuwait
Lakewood, CO*
Lander, WY
Lexington, KY
Lima, Peru
Long Beach, CA
Miami, FL
New York, NY
Oakland, CA
Orlando, FL
Owensboro, KY
Pensacola, FL
Pikeville, KY
Pittsburgh, PA
Portland, OR
Quito, Ecuador
Rio de Janeiro, Brazil
Salt Lake City, UT
San Diego, CA
San Francisco, CA
Santiago, Chile
Seattle, WA
Tallahassee, FL
Tripoli, Libya
Tucson, AZ
Vancouver, Canada
Virginia Beach, VA
Washington, DC
West Palm Beach, FL
Williamson, WV
Wuxi, China

*Multiple Offices



ecology and environment, inc.
Global Environmental Specialists

WWW.ENE.COM

